SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549

                          AMENDMENT NO. EIGHT TO
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         LARSON-DAVIS INCORPORATED
                             (Name of Issuer)

                      Common Stock, $ .001 par value
                      (Title of Class of Securities)

                                  517310
                              (CUSIP Number)

                         CONNIE C. HOLBROOK, ESQ.
                   180 East First South, P. O. Box 45433
                         Salt Lake City, Utah 84145
                              (801) 534-5202

                                 Copy to:

                              CLYDE M. HEINER
                   President and Chief Executive Officer
                      Questar Development Corporation
                   180 East First South, P. O. Box 45433
                        Salt Lake City, Utah 84145
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)


                               August 23, 1995
                       (Date of Event which Requires
                         Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __

     Check the following box if a fee is being paid with this statement  __

                             Page 1 of 4 pages

                                SCHEDULE 13D



CUSIP No. 517310

Page  2 of  4 Pages


  1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


  2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)__
                                                   (b)__


  3
SEC USE ONLY



  4
SOURCE OF FUNDS*

Not Applicable


  5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(E)      __



  6
CITIZENSHIP OR PLACE OF ORGANIZATION




                                 NUMBER OF
                                  SHARES
                               BENEFICIALLY
                                 OWNED BY
                                   EACH
                                 REPORTING
                                  PERSON
                                   WITH
   7
SOLE VOTING POWER

303,000



   8
SHARED VOTING POWER

0



   9
SOLE DISPOSITIVE POWER

303,000     See Item 5



  10
SHARED DISPOSITIVE POWER

0




  11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   4.65%


  12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                           __


  13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)




  14
TYPE OF REPORTING PERSON*
CO

           This Amendment No. 8 amends and supplements the Schedule on 13D dated September 7, 1989, amended on September 12, 1989, amended on October 4, 1989, amended on October 6, 1993, amended on February 10, 1994, amended on May 31, 1995, amended on July 13, 1995, and amended on August 10, 1995, relating to the common stock, $.001 par value per share, of Larson-Davis Incorporated (LDI) filed by Questar Development Corporation (Questar Development).
Item 3.  Source and Amount of Funds or Other Considerations
          Since Questar Development has sold shares of stock, this item is not applicable.
Item 4.  Purpose of Transaction.
          Questar Development owns shares issued by LDI for investment purposes only and not for the purpose or effect of changing or influencing the control of LDI. Questar Development has no current plan to acquire additional shares of LDI's stock or to exercise control of LDI.
Item 5.  Interest in Securities of the Issuer.
          Questar Development has been periodically selling shares of LDI stock. As of August 23, 1995, Questar Development had sold more than 1 percent of the issuer's securities since the date of its last Amendment.
          Questar Development has sole voting power and sole dispositive power over the 303,000 shares of common stock issued by LDI.
          Questar Development intends to continue to dispose of shares of LDI's stock as market conditions are favorable.

                             Page 3 of 4 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Not applicable.
Item 7.  Material to be Filed as Exhibits.
          Not applicable.
                                 SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

 August 24, 1995
                               /s/ Clyde M. Heiner
        Date                   Clyde M. Heiner
                               President and Chief Executive Officer
                               Questar Development Corporation



                             Page 4 of 4 pages